UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

REALTYMOGUL INCOME REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Income REIT, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC, unless the context indicates otherwise. We are externally managed by RM Adviser, LLC (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management and other services with the goal of maximizing our operating cash flow and preserving our capital. Our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and our Manager, operates an online investment platform, www.realtymogul.com (the “Realty Mogul Platform”), through which our common shares are distributed to the public. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2016.

On August 12, 2016, our offering of up to $50,000,000 in common shares, which represent limited liability interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment became effective March 15, 2021, and we are utilizing this increased offering amount. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering) (together with the Initial Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering.

Pursuant to the Second Follow-on Offering, we are offering up to $48,249,610, including shares sold pursuant to the distribution plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of June 30, 2022, we had raised total aggregate gross offering proceeds of approximately $117,800,000 and had issued approximately 11,601,000 common shares in the Offerings, purchased by approximately 7,000 unique investors. We have used, and intend to continue using, substantially all of the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

As of June 30, 2022, our portfolio was comprised of approximately $273.5 million in real estate investments at original cost and approximately $3.3 million in real estate debt investments that, in the opinion of our Manager, meets our investment objectives.

1

Results of Operations

We commenced operations on August 15, 2016, upon receiving qualification of the Initial Offering from the SEC. On May 7, 2019, we commenced our Follow-on Offering and terminated our Initial Offering. On May 13, 2022, we commenced our Second Follow-on Offering and terminated our Follow-on Offering. Our financial statements are presented for the six months ended June 30, 2022, resulting in operating income of approximately $1,468,000 including net operating income from rental operations and interest and preferred return income less depreciation and amortization expenses of approximately $4,850,000. Consolidated net loss for the six months ended June 30, 2022 was approximately $438,000 and the net loss attributable to the Company was approximately $672,000 after deducting other expenses including interest expense and changes in fair value of interest rate swap and interest rate cap derivatives of approximately $1,978,000.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, tenant reimbursements and tenant fee revenue in addition to interest income and preferred return income on our investments. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Revenue

For the six months ended June 30, 2022, we had revenues of approximately $13,116,000 compared to revenues of approximately $10,138,000 for the six months ended June 30, 2021. The increase in revenue over the comparable prior period was principally due to rental income from new controlling interest equity investments in commercial real estate as well as increased net rental income from our existing controlling interest equity investments.

Expenses

For the six months ended June 30, 2022, we incurred operating expenses of approximately $11,648,000 compared to $8,426,000 for the six months ended June 30, 2021, which expenses include asset management fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level real estate operating expenses related to our equity investments including depreciation and amortization. The increase in expenses over the comparable prior period was principally due to expenses related to new controlling interest equity investments in commercial real estate.

Distributions

We are under no obligation to make distributions at this time, but we have in the past, and expect in the future to continue to declare and pay monthly distributions. Our investors generally begin receiving distributions immediately upon our acceptance of their subscription; we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through June 30, 2022.

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Beginning January 1, 2019, our Manager calculates distributions on a daily basis.

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Distribution Per Purchase Price		Annualized Yield
1/1/2019 - 1/31/2019	1/24/2019	2/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
2/1/2019 - 2/28/2019	2/19/2019	3/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
3/1/2019 - 3/31/2019	3/19/2019	4/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
4/1/2019 - 4/30/2019	4/29/2019	5/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
5/1/2019 - 5/31/2019	5/30/2019	6/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
6/1/2019 - 6/30/2019	6/25/2019	7/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
7/1/2019 - 7/31/2019	7/24/2019	8/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
8/1/2019 - 8/31/2019	7/31/2019	9/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
9/1/2019 - 9/30/2019	8/30/2019	10/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
10/1/2019 - 10/31/2019	9/30/2019	11/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
11/1/2019 - 11/30/2019	10/31/2019	12/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
12/1/2019 - 12/31/2019	12/1/2019	1/15/2020	$0.0021	$9.71	7.77%		8.0	%(5)
1/1/2020 - 1/31/2020	12/1/2019	2/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
2/1/2020 - 2/29/2020	1/29/2020	3/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
3/1/2020 - 3/31/2020	1/29/2020	4/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
4/1/2020 - 4/30/2020	3/30/2020	5/15/2020	$0.0015	$9.45	6.0	%(7)	6.0	%(7)
5/1/2020 - 5/31/2020	3/30/2020	6/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)
6/1/2020 - 6/30/2020	5/28/2020	7/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)
7/1/2020 - 7/31/2020	5/28/2020	8/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
8/1/2020 - 8/31/2020	7/31/2020	9/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
9/1/2020 - 9/30/2020	7/31/2020	10/15/2020	$0.0016	$9.59	6.0%		6.0	%(9)
10/1/2020 - 10/31/2020	9/30/2020	11/15/2020	$0.0016	$9.92	6.0%		6.0	%(10)
11/1/2020 - 11/30/2020	9/30/2020	12/15/2020	$0.0016	$9.92	6.0%		6.0	%(10)
12/1/2020 - 12/31/2020	11/30/2020	1/15/2021	$0.0016	$9.92	6.0%		6.0	%(10)
1/1/2021 - 1/31/2021	12/31/2020	2/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
2/1/2021 - 2/28/2021	12/31/2020	3/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
3/1/2021 - 3/31/2021	2/28/2021	4/15/2021	$0.0016	$10.02	6.0%		6.0	%(11)
4/1/2021 - 4/30/2021	2/28/2021	5/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
5/1/2021 - 5/31/2021	4/30/2021	6/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
6/1/2021 - 6/30/2021	4/30/2021	7/15/2021	$0.0017	$10.22	6.0%		6.0	%(12)
7/1/2021 - 7/31/2021	6/30/2021	8/15/2021	$0.0018	$10.72	6.0%		6.0	%(13)
8/1/2021 – 8/31/2021	6/30/2021	9/15/2021	$0.0018	$10.72	6.0%		6.0	%(13)
9/1/2021 – 9/30/2021	8/31/2021	10/15/2021	$0.0018	$10.72	6.0%		6.0	%(13)
10/1/2021 – 10/31/2021	8/31/2021	11/15/2021	$0.0018	$10.72	6.0%		6.0	%(13)
11/1/2021 – 11/30/2021	10/31/2021	12/15/2021	$0.0018	$10.78	6.0%		6.0	%(14)
12/1/2021 – 12/31/2021	10/31/2021	1/15/2022	$0.0018	$10.78	6.0%		6.0	%(14)
12/31/2021	12/30/2021	1/31/2022	$0.1147	(15)	(15)		1.2	%(15)
1/1/2022 – 1/31/2022	12/31/2021	2/15/2022	$0.0018	$10.78	6.0%		6.0	%(14)
2/1/2022 – 2/28/2022	12/31/2021	3/15/2022	$0.0018	$10.77	6.0%		6.0	%(16)
3/1/2022 – 3/31/2022	2/25/2022	4/15/2022	$0.0018	$10.77	6.0%		6.0	%(16)
4/1/2022 – 4/30/2022	2/25/2022	5/15/2022	$0.0018	$10.99	6.0%		6.0	%(17)
5/1/2022 – 5/31/2022	4/28/2022	6/15/2022	$0.0018	$10.99	6.0%		6.0	%(17)
6/1/2022 – 6/30/2022	4/28/2022	7/15/2022	$0.0018	$10.99	6.0%		6.0	%(17)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

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(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.75 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.76 per share NAV and an annual yield of 7.81%, assuming a $10.00 per share purchase price.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 7.77% assuming a $10.00 per share purchase price.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of 7.80%, assuming a $10.00 per share purchase price.

(7) This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.45 per share NAV and an annual yield of 6.00%, assuming a $9.45 per share purchase price.

(9) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.59 per share NAV.

(10) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.92 per share NAV.

(11) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.02 per share NAV.

(12) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.22 per share NAV.

(13) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.72 per share NAV.

(14) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.78 per share NAV.

(15) On December 30, 2021, our Manager authorized a special distribution of $0.115 per share to shareholders of record as of the close of business on December 31, 2021, which distribution reflected a 1.15% annual distribution rate based on a $10.02 NAV per share as of January 1, 2021. The special distribution was paid to shareholders on January 31, 2022.

(16) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.77 per share NAV.

(17) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.99 per share NAV.

For the six months ended June 30, 2022, we made cash distributions to our shareholders totaling approximately $1.9 million.

4

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations, and capital contributions from noncontrolling interests.

We currently obtain the capital required to invest in new commercial real estate investments primarily from existing liquidity and the proceeds of our Offerings, capital contributions from noncontrolling interests, debt financing, and from any undistributed funds from our operations. As of June 30, 2022, we had approximately $31.6 million in cash and cash equivalents and approximately $2.3 million of marketable securities that provide returns on investment and are liquid, which provides flexibility for future investments. We anticipate that proceeds from our Offerings and cash flow from operations will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

Borrowings

For further details, please see “Note 6 - Borrowings” in Item 3. “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2022 (in thousands):

For the six months ended June 30, 2022
Operating activities:	$2,497
Investing activities:	(49,020)
Financing activities:	50,797
Net change in cash, restricted cash, and cash equivalents	4,274
Cash, restricted cash, and cash equivalents, beginning of period	31,799
Cash, restricted cash, and cash equivalents, end of period	$36,073

Net cash provided by operating activities was approximately $2,497,000 related principally to operating income after adding back depreciation and amortization.

Net cash used in investing activities was approximately $49,020,000 related principally to the acquisition of our new investments during the six months ended June 30, 2022.

Net cash provided by financing activities was approximately $50,797,000 related principally to proceeds from the issuance of common shares pursuant to the Offerings and borrowings under mortgages payable.

5

Outlook and Recent Trends

During Q2 2022, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP fell 0.9% quarter over quarter. The Federal Reserve cut its forecast for 2022 growth in the nation’s GDP from the 2.8% it projected in March 2022 to 1.7% as well as projected a 3.7% unemployment rate for 2022, up from the March 2022 estimate of 3.5%. The unemployment rate ended 2021 at 3.9%. Average hourly earnings for employees increased 5.2% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 8.3% in April, 8.6% in May, and 9.1% in June according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 5.6% year over year. Given the economic inflation, the Federal Reserve has indicated that they will begin reducing their balance sheet and increasing the federal funds rate. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in Q2 2022 and is trending to continue to increase for the remainder of 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis, as evidenced by the 14.6% year over year effective rent growth in Q2 2022 per CBRE. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases.

INVESTMENT STRATEGY

Since inception of RealtyMogul Income REIT, we have focused on two key objectives: paying attractive and consistent cash distributions and preserving, protecting and returning initial capital contributions. To that end, from RealtyMogul Income REIT’s inception through May 2019 we invested primarily in debt and debt-like investments, including senior loans, B-notes, preferred equity and mezzanine debt. We targeted these investments due to their fixed, monthly interest payments from our borrowers or sponsors and priority position over common equity investments for distributions of available cash flow. As result of these structures, which we believe were inherently less risky than common equity investments due to their priority, we did not have the opportunity to participate in any upside or appreciation in the underlying properties. For our debt and debt-like investment strategy, we have made 23 investments totaling over $59 million. To date, 22 of which have paid off in full, totaling over $55 million of returned principal.

In 2019, the Federal Reserve began decreasing the Federal Funds Rate, bottoming out at effectively zero in March 2020. The 10-year treasury note, a benchmark for long-term rates (though not directly affected by the Federal Reserve), decreased simultaneously, bottoming out near 50 basis points in August 2020. In such an economic climate that featured historically low interest rates, which encourages borrowing, we saw opportunity in joint venture common equity investments, rather than debt and debt-like investments, as we sought to use relatively cheap debt to encourage cash flow, along with the upside potential of asset appreciation in our common equity positions. For our common equity strategy, we have made 14 investments totaling over $84 million of invested equity. To date, we have sold one such investment, NV Energy NNN, a triple-net leased office property in Las Vegas, Nevada. The initial underwriting for this investment projected a property-level internal rate of return (“IRR”) of 15.2%, a 2.2x equity multiple and 18.4% average cash-on-cash return throughout a 7-year hold period. The investment achieved approximately a 92.1% property-level IRR, a 2.5x equity multiple and an 18.4% average cash-on-cash return over the 1.5-year hold period.

We will continue to target multifamily assets, the sector that has been the primary focus of our common equity strategy since 2019, retail centers with e-commerce resistant tenants, and office and industrial assets with strong tenancy. During this period of market volatility, there may be some temporary moments of pain for investors and landlords; however, we are taking a patient approach as we believe this market volatility will allow us to acquire and invest in quality assets in quality markets.

Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

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Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 - Related Party Arrangements” in Item 3. “Financial Statements” below.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

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Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2022, are as follows:

	For the Six Months	For the Year
	ended	ended
	June 30,	December 31,
	2022	2021
	(in thousands)	(in thousands)
GAAP net income attributable to RealtyMogul Income REIT, LLC	$(672)	$3,244
Add: depreciation of properties	3,716	6,625
Adjustments for noncontrolling interest in depreciation	(929)	(1,789)
Add: amortization of lease intangibles asset	1,134	2,343
Adjustments for noncontrolling interest in amortization of lease intangibles asset	(433)	(844)
Less: amortization of lease intangible liabilities	(77)	(1,553)
Adjustments for noncontrolling interest in amortization of lease liabilities	33	754
Adjustments for change in fair value of derivative	(1,060)	(773)
Adjustments for noncontrolling interest in change in fair value of derivative	462	337
Adjustments for change in fair value of interest rate cap	(918)	—
Adjustments for noncontrolling interest in change in interest rate cap	318	—
Adjustments for unrealized loss (gain) on marketable securities	386	187
Adjustments for realized gain on marketable securities	—	(95)
Adjustments for gain on sale of real estate investment	—	(4,397)
Funds from operations (“FFO”) applicable to common shares	1,961	4,039
Add: amortization of deferred financing costs	189	277
Adjustments for noncontrolling interest in amortization of deferred financing costs	(45)	(66)
Add: stock award compensation	32	30
Adjustments for straight - line rent recognition	—	—
Adjusted funds from operations (“AFFO”) applicable to common shares	$2,137	$4,280

Item 2. Other Information

None.

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Item 3. Financial Statements

RealtyMogul Income REIT, LLC

F-1

RealtyMogul Income REIT, LLC

Consolidated Balance Sheets

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2022	As of December 31, 2021
ASSETS
Real estate investments, at cost
Land	$29,597	$25,226
Building and improvements	240,706	192,325
Tenant improvements	3,164	2,588
Total real estate investments, at cost	273,467	220,139
Less accumulated depreciation	(12,169)	(8,453)
Real estate investments, net	261,298	211,686
Real estate debt investments, net	3,325	7,948
Marketable securities, at fair value	2,295	2,681
Intangible lease assets, net	3,842	4,206
Real estate tax abatement, net	3,772	3,905
Cash and cash equivalents	31,621	26,912
Shareholder funds receivable	454	359
Deferred offering costs, net	246	-
Restricted cash, escrows and deposits	4,452	4,887
Prepaid expenses	356	274
Interest receivable	39	175
Rent receivable, net	522	860
Other receivables	350	389
Other assets	2,498	-
Total Assets	$315,070	$264,282

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$2,594	$2,833
Deferred offering costs payable	196	103
Mortgages payable, net of deferred financing costs of $2,112 and $1,908	192,074	158,767
Intangible lease liabilities, net	1,222	1,298
Security deposits	958	921
Distributions payable	580	1,586
Settling subscriptions payable	17	944
Asset management fee payable	157	109
Other liabilities	1,099	1,093
Total Liabilities	198,897	167,654

Members’ Equity
Common shares, $10.99 and $10.77 per share; unlimited shares authorized; 10,574,030 and 9,198,384 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	104,050	89,599
Accumulated deficit	(13,177)	(9,275)
Total RealtyMogul Income REIT, LLC Equity	90,873	80,324
Noncontrolling interests in consolidated joint ventures	25,300	16,304
Total Members’ Equity	116,173	96,628

Total Liabilities and Members’ Equity	$315,070	$264,282

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Income REIT, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Revenues
Rental income, net	$10,565	$7,863
Tenant reimbursements and other revenue	2,123	1,709
Interest and preferred return income	428	566
Total Revenues	13,116	10,138

Operating Expenses
Asset management fees	712	522
Depreciation and amortization	4,850	3,727
Real estate operating expenses	5,158	3,539
Servicing fee	15	22
General and administrative expenses	913	616
Total Operating Expenses	11,648	8,426
Operating Income	1,468	1,712
Other (Income) and Expenses
Interest expense	3,555	2,369
Change in fair value of derivative	(1,060)	(353)
Change in fair value of interest rate cap	(918)	-
Other income	(57)	(67)
Unrealized loss on marketable securities	386	148
Realized gain on marketable securities	-	(95)
Consolidated Net Loss	(438)	(290)
Net Income attributable to Noncontrolling Interests	234	28
Net Loss attributable to RealtyMogul Income REIT, LLC	$(672)	$(318)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Income REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total RealtyMogul Income REIT, LLC	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	Equity	Joint Ventures	Equity
Balance as of December 31, 2020	7,555,969	$73,256	$(6,225)	$67,031	$9,395	$76,426
Proceeds from issuance of common shares, net of syndication costs	874,842	8,820	-	8,820	-	8,820
Stock award	3,000	30	-	30	-	30
Repurchase of common shares	(173,585)	(1,811)	-	(1,811)	-	(1,811)
Amortization of deferred offering costs	-	(282)	-	(282)	-	(282)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	2,363	2,363
Distributions declared on common shares	-	-	(2,390)	(2,390)	-	(2,390)
Distributions to noncontrolling interests	-	-	-	-	(518)	(518)
Net income (loss)	-	-	(318)	(318)	28	(290)
Balance as of June 30, 2021	8,260,226	$80,013	$(8,933)	$71,080	$11,268	$82,348

	Common Shares		Accumulated	Total RealtyMogul Income REIT, LLC	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	Equity	Joint Ventures	Equity
Balance as of December 31, 2021	9,198,384	$89,599	$(9,275)	$80,324	$16,304	$96,628
Proceeds from issuance of common shares, net of syndication costs	1,479,486	16,073	-	16,073	-	16,073
Stock award	3,000	32	-	32	-	32
Repurchase of common shares	(106,840)	(1,165)	-	(1,165)	-	(1,165)
Amortization of deferred offering costs	-	(489)	-	(489)	-	(489)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	9,450	9,450
Distributions declared on common shares	-	-	(3,230)	(3,230)	-	(3,230)
Distributions to noncontrolling interests	-	-	-	-	(688)	(688)
Net income (loss)	-	-	(672)	(672)	234	(438)
Balance as of June 30, 2022	10,574,030	$104,050	$(13,177)	$90,873	$25,300	$116,173

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Income REIT, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
OPERATING ACTIVITIES:
Consolidated net loss	$(438)	$(290)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	3,716	2,851
Unrealized loss on marketable securities	386	148
Realized gain on marketable securities	-	(95)
Stock award compensation	32	30
Amortization of intangible assets relating to leases	1,002	876
Amortization of intangible liabilities relating to leases	(77)	(776)
Amortization of deferred financing costs	189	132
Amortization of real estate tax abatement	132	-
Changes in assets and liabilities:
Net change in prepaid expenses	(82)	(63)
Net change in interest receivable	136	(44)
Net change in rent receivable	338	234
Net change in other receivables	(193)	(344)
Net change in other assets	(2,498)	-
Net change in accounts payable and accrued expenses	(237)	(241)
Net change in asset management fee payable	48	15
Net change in security deposit	37	139
Net change in other liabilities	6	(301)
Net cash provided by operating activities	2,497	2,271
INVESTING ACTIVITIES:
Purchases of real estate	(51,825)	(25,468)
Improvements to real estate	(2,140)	(1,912)
Repayment of debt related investments	4,623	1,575
Proceeds from sales of marketable securities	-	3,994
Proceeds from sale of real estate investment	322	-
Net cash used in investing activities	(49,020)	(21,811)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of syndication costs	13,610	7,423
Repurchase of common shares	(2,092)	(1,561)
Payment of cash distributions	(1,868)	(1,075)
Capital contribution from noncontrolling interests, net of syndication costs	9,450	2,363
Distribution to noncontrolling interest	(688)	(518)
Borrowings under mortgages payable	33,566	19,203
Deferred offering costs paid	(732)	(234)
Payment of finance costs	(394)	(240)
Repayment of debt	(55)	-
Net cash provided by financing activities	50,797	25,361

Net increase in cash and cash equivalents and restricted cash	4,274	5,821
Cash and cash equivalents and restricted cash, beginning of period	31,799	27,615
Cash and cash equivalents and restricted cash, end of period	$36,073	$33,436

Cash paid for interest	$3,240	$2,210
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

Shareholder funds receivable	$(94)	$(123)
Change in settling subscriptions payable	$(927)	$251
Change in distributions declared but not paid	$(1,004)	$42
Change in deferred offering costs payable	$93	$48
Shares issued through distribution reinvestment program	$2,368	$1,274

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 – Formation and Organization

RealtyMogul Income REIT, LLC (the “Company”) is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in the Second Follow-on Offering up to $48,250 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75 in our common shares. Our offering price per share equals the most recently announced NAV per share, which is $11.02 per share, as of June 30, 2022. As of June 30, 2022, we had issued an aggregate of 11,601,655 common shares in the Offerings for gross offering proceeds of approximately $117,801.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

F-6

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires any subsidiaries, investment, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), and Columbus Office Portfolio, LLC (“Columbus”), all of which were acquired during 2019, RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock MOB”), all of which were acquired during 2020, RM Turtle Creek, LLC (“Turtle Creek”), RM Kings Landing, LLC (“Kings Landing”), RM Roosevelt Commons, LLC (“Roosevelt Commons”), RM Minnehaha Meadows, LLC (“Minnehaha Meadows”) and RM Bentley, LLC (“Bentley Apartments”) all of which were acquired during 2021, and RM Haverford Place, LLC (“Haverford Place”) and RM Edison, LLC (“Edison Apartments”), all of which were acquired during 2022.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2021, which was filed with the SEC on May 2, 2022.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2022 and December 31, 2021, there was $454 and $359, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2022 and December 31, 2021. Shareholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in June 2022 and December 2021 were settled in August 2022 and February 2022, respectively. These liabilities were reversed subsequent to June 30, 2022 and December 31, 2021 when the share repurchases settled in August 2022 and February 2022, respectively.

F-7

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2022, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Missouri, Washington, Kentucky and Oregon. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2022, the Company’s annualized rental income in real estate equity investments by state is approximately 23%, 22%, 20%, 13%, 9%, 8% and 5%, for Ohio, Missouri, Virginia, Texas, Kentucky, Washington and Oregon, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2022 and December 31, 2021, the Manager had incurred offering costs of $3,259 and $2,525, respectively, on behalf of the Company. As of June 30, 2022 and December 31, 2021, $3,013 and $2,525, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

F-8

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2022 and December 31, 2021, the Company held investments in 12 and 10 entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

F-9

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and for the year ended December 31, 2021, $3,230 and $6,294, respectively, in distributions have been declared to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2019 to 2022 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-10

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2022 and December 31, 2021, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due on a straight-line basis over the term of the lease when there are rent abatements or scheduled changes to contractual base rent. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases. For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

F-11

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2022 and December 31, 2021, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 842 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2019 to 2021 acquisitions of office properties.

Restricted Cash and Escrows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of cash and cash equivalents and restricted cash on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows.

F-12

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Cash Equivalents and Restricted Cash on the consolidated statements of cash flows:

	June 30, 2022	December 31, 2021

Cash and cash equivalents	$31,621	$26,912
Restricted cash, escrows and deposits	4,452	4,887
Total cash and cash equivalents and restricted cash	$36,073	$31,799

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2022 and December 31, 2021, there was $331 and $426, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2022 and June 30, 2021, were $128 and $73 respectively.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method. Amortization of the real estate tax abatement is computed over the 15 year abatement period using the straight-line method.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations.

F-13

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and the Company does not use such agreements for trading purposes. The Company has determined that the fair value of the interest rate cap of $917 in connection with Kings Landing as of June 30, 2022 and at December 31, 2021 are not significant. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments were not significant to the overall valuation of the interest rate caps as of June 30, 2022 and December 31, 2021. As a result, the fair value of the interest rate caps were considered to be based primarily using Level 2 inputs.

On a recurring basis, the Company measures its interest rate swap derivative on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs and a Level 2 measurement.

The interest rate swap agreement with a notional amount of $29,711 terminating in October 2023 related to the Columbus portfolio had an estimated derivative asset and liability fair value, respectively, of $538 and $522 as of June 30, 2022 and December 31, 2021, respectively, which is included in other assets and other liabilities in the accompanying consolidated balance sheets.

F-14

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2022 and December 31, 2021. We have invested in 23 debt and debt-like investments with 22 of those investments paid off in full since inception through June 30, 2022.

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2022 and December 31, 2021:

As of June 30, 2022:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of June 30, 2022	1	$3,325	$3,325	14.00%	100.00%

As of December 31, 2021:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	1	$2,300	$2,300	10.00%	28.94%
Preferred Equity	2	5,648	5,648	13.18%	71.06%
Balance as of December 31, 2021	3	$7,948	$7,948	12.26%	100.00%

F-15

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The following table describes our debt related investment activities for the six months ended June 30, 2022 and the year ended December 31, 2021:

Investments in Debt:	Amount
Balance as of December 31, 2020	$9,523
Principal repayments	(1,575)
Balance as of December 31, 2021	7,948
Principal repayments	(4,623)
Balance as of June 30, 2022	$3,325

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022 and December 31, 2021, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment. As of both June 30, 2022 and December 31, 2021, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements.

F-16

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2022:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
Edison Apartments	$1,622	$18,079	$-	$(120)	$19,581
Gresham, OR
Haverford Place	2,749	28,903	-	(383)	31,269
Georgetown, KY
Bentley Apartments	1,565	25,334	-	(460)	26,439
Grove City, OH
Roosevelt Commons	889	11,889	-	(200)	12,578
Vancouver, WA
Minnehaha Meadows	1,289	15,426	-	(269)	16,446
Vancouver, WA
Kings Landing	3,901	36,827	90	(1,040)	39,778
Creve Coeur, Missouri
Turtle Creek	3,069	22,103	-	(785)	24,387
Fenton, Missouri
Lubbock MOB	1,359	6,173	264	(413)	7,383
Lubbock, TX
Pohlig	1,660	15,464	50	(1,283)	15,891
Richmond, VA
Columbus	4,748	30,109	2,760	(3,285)	34,332
Columbus, OH
The Hamptons	4,226	19,490	-	(2,266)	21,450
Virginia Beach, VA
La Privada Apartments	2,520	10,909	-	(1,665)	11,764
El Paso, TX
Total	$29,597	$240,706	$3,164	$(12,169)	$261,298

Depreciation expense amounted to $3,716 and $2,851, respectively, for the six months ended June 30, 2022 and June 30, 2021.

F-17

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The following table presents the Company’s intangible lease assets and liabilities as of June 30, 2022:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
Edison Apartments	$294	$(147)	$-	$-	$-	$-	$147
Gresham, Oregon
Haverford Place	344	(344)	-	-	-	-	-
Georgetown, Kentucky
Bentley Apartments	246	(246)	-	-	3,971	(199)	3,772
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-
Vancouver, WA
Kings Landing	544	(391)	-	-	-	-	153
Creve Coeur, Missouri
Turtle Creek	305	(305)	-	-	-	-
Fenton, Missouri
Lubbock MOB	864	(154)	-	-	-	-	710
Lubbock, TX
Pohlig	242	(242)	-	-	-	-
Richmond, VA
Columbus	4,703	(1,871)	(1,630)	408	-	-	1,610
Columbus, OH
The Hamptons	344	(344)	-	-	-	-	-
Virginia Beach, VA
La Privada Apartments	282	(282)	-	-	-	-	-
El Paso, TX
Total	$8,395	$(4,553)	$(1,630)	$408	$3,971	(199)	$6,392

As of both June 30, 2022 and December 31, 2021, the amortization period for the intangible lease assets ranges from 3 months to 13.5 years. At June 30, 2022 and December 31, 2021, accumulated amortization of intangible lease assets was $4,389 and $3,551, respectively. The unamortized balance of intangible lease assets, at June 30, 2022 and December 31, 2021, was $3,327 and $4,206, respectively. At June 30, 2022 and December 31, 2021, accumulated amortization of real estate tax abatement was $199 and $66, respectively. The unamortized balance of real estate tax abatement, at June 30, 2022 and December 31, 2021, was $3,772 and $3,905, respectively. For the six months ended June 30, 2022 and June 30, 2021, the Company recognized amortization expense of $1,134 and $876, respectively.

At June 30, 2022 and December 31, 2021, accumulated amortization of below-market lease liabilities, was $408 and $332, respectively. The unamortized balance of below-market lease liabilities, at June 30, 2022 and December 31, 2021, was $1,222 and $1,298, respectively. As of June 30, 2022 and June 30, 2021, the Company records amortization expense in real estate income of $77 and $776, respectively, in the consolidated statements of operations.

F-18

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2022 are principally leased under 12-month operating leases with tenant renewal rights. For office properties, the following details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years and thereafter:

Year Ending December 31,	Future minimum lease payments	Amortization of intangible lease assets	Amortization of intangible lease liabilities	Amortization of real estate tax abatement
Six months 2022	$1,743	$546	$77	$132
2023	3,810	797	153	265
2024	3,538	797	153	265
2025	3,329	797	153	265
2026	2,867	289	153	265
Thereafter	14,869	616	533	2,580
Total	$30,156	$3,842	$1,222	$3,772

Note 5 – Marketable Securities

As of June 30, 2022, the Company held one investment in an exchange traded fund for a total cost of $2,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$2,295	$2,295	$-	$-

As of December 31, 2021, the Company held one investment in an exchange traded fund for a total cost of $2,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$2,681	$2,681	$-	$-

F-19

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The unrealized loss on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $386 and $148 for the six months ended June 30, 2022 and June 30, 2021, respectively.

During 2021, the Company sold one investment in exchange traded funds, which was reported at fair value of $4,084 at December 31, 2020. For the six months ended June 30, 2021, the Company reported $95 of realized gain of marketable securities, reported in the consolidated statements of operations.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net balances per the consolidated balance sheets:

June 30, 2022
Mortgages payable, gross	$194,186
Unamortized deferred financing costs	(2,112)
Mortgages payable, net	$192,074

December 31, 2021
Mortgages payable, gross	$160,675
Unamortized deferred financing costs	(1,908)
Mortgages payable, net	$158,767

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2022
Six months 2022	$51
2023	29,657
2024	29,932
2025	363
2026	1,086
Thereafter	133,097
Total	$194,186

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

F-20

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of June 30, 2022 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest rate	Amortization Start Date	Principal Balance as of June 30, 2022
Edison Apartments	$11,545	3/30/2022	4/1/2032	3.58%	-	$11,545
Gresham, Oregon
Haverford Place	20,914	2/2/2022	3/1/2032	3.24%	4/1/2027	20,914
Georgetown, Kentucky
Bentley Apartments	21,140	10/13/2021	11/1/2031	3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	10/1/2031	2.68%	-	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/1/2031	2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing	29,614	7/28/2021	8/6/2024	4.02%	-	29,614
Creve Coeur, Missouri
Turtle Creek	18,900	1/28/2021	2/1/2031	3.33%	3/1/2026	18,900
Fenton, Missouri
Pohlig	10,829	11/19/2020	12/1/2027	3.37%	1/1/2024	10,829
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	4.15%	7/1/2020	5,633
Lubbock, TX
Columbus	33,636	11/1/2019	11/1/2023	3.37%	-	29,550
Columbus, OH
The Hamptons	15,850	10/1/2019	11/6/2029	4.03%	-	15,850
Virginia Beach, VA
La Privada Apartments	10,070	5/31/2019	6/6/2029	4.89%	-	10,070
El Paso, TX
Total	$198,484	-	-	-	-	$194,186

F-21

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 7 – Business Combinations and Asset Acquisitions

RM Edison, LLC

On March 30, 2022, the Company acquired a 57.9% equity interest in Edison Apartments. Edison Apartments is a special purpose entity (“SPE”) formed to acquire, renovate, own and operate Edison Apartments, an apartment community located in Gresham, Oregon.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Edison Apartments is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Edison Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 30, 2022
Consideration
Cash (including transaction costs of $494 and debt proceeds of $11,545)	$20,056
Fair value of total consideration transferred	$20,056

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,622
Buildings, site improvements and furniture and equipment	18,079
Intangible lease asset	294
Escrow, deposits and other assets	61
Total identifiable net assets	$20,056

RM Haverford Place, LLC

On February 2, 2022, the Company acquired a 62.3% equity interest in Haverford Place. Haverford Place is an SPE formed to acquire, renovate, own and operate Haverford Place, an apartment community located in Georgetown, Kentucky.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Haverford Place is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

F-22

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Haverford Place and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

February 2, 2022
Consideration
Cash (including transaction costs of $781 and debt proceeds of $20,914)	$31,853
Fair value of total consideration transferred	$31,853

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$2,749
Buildings, site improvements and furniture and equipment	28,737
Intangible lease asset	344
Escrow, deposits and other assets	23
Total identifiable net assets	$31,853

RM Bentley, LLC

On October 13, 2021, the Company acquired a 71.8% equity interest in Bentley Apartments. Bentley Apartments is an SPE formed to acquire, renovate, own and operate Bentley Apartments, an apartment community located in Grove City, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Bentley Apartments is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Bentley Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

October 13, 2021
Consideration
Cash (including transaction costs of $847 and debt proceeds of $21,140)	$31,049
Fair value of total consideration transferred	$31,049

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,565
Buildings, site improvements and furniture and equipment	25,265
Intangible lease asset and real estate tax abatement	4,217
Escrow, deposits and other assets	2
Total identifiable net assets	$31,049

F-23

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

RM Roosevelt Commons, LLC

On September 20, 2021, the Company acquired a 62.6% equity interest in Roosevelt Commons. Roosevelt Commons is an SPE formed to acquire, renovate, own and operate Roosevelt Commons, an apartment community located in Vancouver, Washington.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Roosevelt Commons is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Roosevelt Commons and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

September 20, 2021
Consideration
Cash (including transaction costs of $310 and debt proceeds of $8,076)	$12,862
Fair value of total consideration transferred	$12,862

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$889
Buildings, site improvements and furniture and equipment	11,889
Intangible lease asset	81
Escrow, deposits and other assets	3
Total identifiable net assets	$12,862

RM Minnehaha Meadows, LLC

On September 20, 2021, the Company acquired a 64.8% equity interest in Minnehaha Meadows. Minnehaha Meadows is an SPE formed to acquire, renovate, own and operate Minnehaha Meadows, an apartment community located in Vancouver, Washington.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Minnehaha Meadows is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

F-24

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Minnehaha Meadows and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

September 20, 2021
Consideration
Cash (including transaction costs of $384 and debt proceeds of $12,065)	$16,844
Fair value of total consideration transferred	$16,844

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,289
Buildings, site improvements and furniture and equipment	15,402
Intangible lease asset	146
Escrow, deposits and other assets	7
Total identifiable net assets	$16,844

RM Kings Landing, LLC

On July 28, 2021, the Company acquired a 65.3% equity interest in Kings Landing. Kings Landing is an SPE formed to acquire, renovate, own and operate Kings Landing, a multi-family apartment community located in Creve Coeur, Missouri.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Kings Landing is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Kings Landing and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

July 28, 2021
Consideration
Cash (including transaction costs of $922 and debt proceeds of $29,614)	$41,039
Fair value of total consideration transferred	$41,039

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$3,901
Buildings and site improvements	36,511
Tenant improvements	65
Intangible lease asset	544
Escrow, deposits and other assets	18
Total identifiable net assets	$41,039

F-25

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

RM Turtle Creek, LLC

On January 28, 2021, the Company acquired a 72.2% equity interest in Turtle Creek. Turtle Creek is an SPE formed to acquire, renovate, own and operate Turtle Creek, an apartment community located in Fenton, Missouri.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Turtle Creek is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Turtle Creek and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

January 28, 2021
Consideration
Cash (including transaction costs of $593 and debt proceeds of $18,900)	$25,485
Fair value of total consideration transferred	$25,485

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$3,069
Buildings and site improvements	22,094
Intangible lease asset	305
Escrow, deposits and other assets	17
Total identifiable net assets	$25,485

F-26

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 8 – Related Party Arrangements

From time to time, an SPE in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity investments in real estate assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there may be instances in which we are the sole member, or have control, of the SPE in connection with an equity investment in a real estate asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3.0% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.
●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2.0% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (8.0% or higher) cumulative, non-compounded preferred return.

In addition, from time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co., originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to Realty Mogul Commercial Capital, Co. The following fees may be paid by the borrower of a loan to affiliates of our Manager relating to the origination, investment and management of our debt, fixed income, and preferred equity assets. Such fees are paid to Realty Mogul Commercial Capital, Co. by the borrower entity and not by us. We will not be entitled to this fee.

F-27

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2.0% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1.0% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (8.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there are instances in which we are the sole member, and have control, of the SPE in connection with an investment in an equity asset.

For the six months ended June 30, 2022, $17 and $7, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments. For the six months ended June 30, 2021, $11 and $15, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments.

For the year ended December 31, 2021, a disposition fee in the amount of $500 was paid to the Manager on behalf of the Company in connection with the sale of the Company’s investment in NV Energy.

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RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Second Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2022 and December 31, 2021, the Company owed its Manager $196 and $103, respectively, in deferred offering costs. As of June 30, 2022 and December 31, 2021, $3,013 and $2,525, respectively, offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the six months ended June 30, 2022, $732 of deferred offering costs were repaid to the Manager.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.0% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2022 and June 30, 2021, $546 and $405, respectively, of asset management fees were charged by the Manager. As of June 30, 2022 and December 31, 2021, $157 and $109, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays Realty Mogul Commercial Capital, Co. (an “RM Originator”) a servicing fee of 0.5% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment to RM Originator for the servicing and administration of certain loans and investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2022 and June 30, 2021, $15 and $22, respectively, was charged by the RM Originator. As of June 30, 2022 and December 31, 2021, $1 and $3, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2022 and June 30, 2021, there were no special servicing fees paid to the RM Originator.

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RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

The Company may pay a prepayment penalty to RM Originator, which is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date. For the six months ended June 30, 2022, a prepayment penalty in the amount of $452 was paid to Realty Mogul Commercial Capital, Co. in connection with the early redemption of a preferred equity investment related to the acquisition of a multifamily apartment building in Plano, Texas.

The Company pays RM Originator an amount up to 1.0% of the financing amount per loan extension. For the year ended December 31, 2021, an extension fee in the amount of $23 was paid to Realty Mogul Commercial Capital, Co. in connection with the extension of a mezzanine loan related to the refinancing of an office property in Centennial, Colorado.

The Company pays Realty Mogul Commercial Capital, Co. a buyer’s brokerage fee in connection with the acquisition of real estate. A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity including the former managing director of our Manager. For the six months ended June 30, 2022 and the year ended December 31, 2021, there was no buyer’s brokerage fee in connection with the acquisition of real estate.

RM Communities, LLC

RM Communities, LLC is a subsidiary of RealtyMogul Co. For the six months ended June 30, 2022, acquisition fees in the amount of $1,011 was paid to RM Communities, LLC in connection with the acquisitions of Haverford Place and Edison Apartments. For the year ended December 31, 2021, acquisition fees in the amount of $2,484 was paid to RM Communities, LLC in connection with the acquisitions of Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows and Bentley.

For the six months ended June 30, 2022, $89 was paid to RM Communities, LLC for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley, Haverford Place and Edison Apartments. For the six months ended June 30, 2021, $12 was paid to RM Communities, LLC for property-level asset management services related to Turtle Creek.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Originator or one of its affiliates on commercially reasonable terms. Our LLC Agreement authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative or the advisory board. All other related party loans would require prior approval from an independent representative or advisory board. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus. The entity’s equity investment in Columbus Office Portfolio was $3,000 as of June 30, 2022 and December 31, 2021.

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RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 27.7% interest in Turtle Creek. The individual investors’ equity investment in Turtle Creek was $2,300 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 34.7% interest in Kings Landing. The entity’s equity investment in Kings Landing was $4,250 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 37.4% interest in Roosevelt Commons. The entity’s equity investment in Roosevelt Commons was $1,916 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 35.1% interest in Minnehaha Meadows. The entity’s equity investment in Minnehaha Meadows was $1,820 as of June 30, 2022 and December 31, 2021.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 28.3% interest in Bentley. The entity’s equity investment in Bentley was $3,150 as of June 30, 2022 and December 31, 2021.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 37.7% interest in Haverford Place. The entity’s equity investment in Haverford Place was $5,450 as of June 30, 2022.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. acquired an approximate 42.1% interest in Edison Apartments. The entity’s equity investment in Edison Apartments was $4,000 as of June 30, 2022.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2022, the Company incurred an aggregate of $52 property-level asset management fees related to Columbus Office Portfolio. For the six months ended June 30, 2021, the Company incurred an aggregate of $77 property-level asset management fees related to Columbus Office Portfolio and NV Energy. The aforementioned fees exclude fees earned by RealtyMogul, Co. and affiliates including, RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, RMCC and others.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 286 and 275 common shares, respectively, as of June 30, 2022 and December 31, 2021.

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RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Executive Officers of our Manager

As of the date of the filing of this semiannual report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	35	Chief Executive Officer
Eric Levy	35	Vice President, Portfolio Manager
Saher Hamideh	44	Chief Compliance Officer and Secretary
Kevin Moclair	49	Chief Accounting Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Vice President, Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary of our Manager since March 2021.

Kevin Moclair has served as Chief Accounting Officer of our Manager since February 2022.

Note 9 – Stock Award

For the six months ended June 30, 2022, the Company issued 1,000 common shares each to Mr. Levy, Ms. Helman and our independent representative. For the year ended December 31, 2021, we issued 1,000 shares each to Mr. Levy, Ms. Helman and our independent representative. Compensation expense in the amount of $32 and $30, respectively, was recorded in 2022 and 2021, based on the offering price at the time of issuance of $10.77 and $10.02 per share, respectively, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

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RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2022, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

COVID-19

During the six months ended June 30, 2022, the effects of the COVID-19 pandemic, including the ongoing spread of variants, have continued impacting many aspects of the U.S. economy. The Company recognized that COVID-19 may have an adverse impact on its business and investments, however, as of the date these financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investment.

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 27, 2022, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure.

Asset Acquisitions

On August 23, 2022, the Company acquired a $4,000 joint-venture limited partnership equity investment in a special purpose entity in connection with the acquisition of a 2008-built, 73,798 square-foot mixed-use retail and office center located in the Columbia Tusculum neighborhood of Cincinnati, Ohio.

Offering Proceeds

From July 1, 2022 through September 26, 2022 the Company raised gross offering proceeds of $6,383 which includes amounts contributed through our distribution reinvestment program.

Distributions Declared

From July 1, 2022 to September 26, 2022, the Company paid distributions of $1,764.

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4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)
2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)
2.7	Fifth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.7 to the Company’s Offering Statement on Form 1-A, filed on May 6, 2022)
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
6.1	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)
6.3	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
6.7	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Income REIT, LLC

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer
Date:	September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC	September 28, 2022
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer of RM Adviser, LLC	September 28, 2022
Kevin Moclair	(Principal Financial Officer and Principal Accounting Officer)

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